EXHIBIT 11



                   TALLEY INDUSTRIES, INC. AND SUBSIDIARIES
                      Computation of Earnings Per Common
                         and Common Equivalent Share
                    (thousands, except per share amounts)




                                     1 9 9 4             1 9 9 3
                                           Fully               Fully
                                Primary   Diluted   Primary   Diluted
Three months ended March 31:
  Loss from continuing
    operations                  $  (506)  $ ( 506)  $(1,071)  $(1,071)

  Preferred stock dividend         (542)    ( 542)     (543)     (543)

      Net loss                  $(1,048)  $(1,048)  $(1,614)  $(1,614)

  Average common shares
    outstanding during period    10,018    10,018     9,608     9,608

  Shares for computation         10,018    10,018     9,608     9,608



  Net loss per share             $(.10)    $(.10)     $(.17)    $(.17)